SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*
Waitr Holdings Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
930752100
(CUSIP Number)
Eric S. Wagner, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue, New York, New York 10110
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 7, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [__].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,266,805 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,266,805 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,266,805 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 1,150,596 Shares issuable upon conversion of the Convertible Notes (as defined below) and 116,209 Shares issuable upon exercise of the Debt Warrants (as defined below).

Item 1.
1.	NAMES OF REPORTING PERSONS

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

266,001 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

266,001 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

266,001 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 241,602 Shares issuable upon conversion of the Convertible Notes and 24,399 Shares issuable upon exercise of the Debt Warrants.

1.	NAMES OF REPORTING PERSONS

Luxor Gibraltar, LP – Series I

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

41,725 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

41,725 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,725 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 37,895 Shares issuable upon conversion of the Convertible Notes and 3,830 Shares issuable upon exercise of the Debt Warrants.

1.	NAMES OF REPORTING PERSONS

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,744,679 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,744,679 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,744,679 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 2,492,892 Shares issuable upon conversion of the Convertible Notes and 251,787 Shares issuable upon exercise of the Debt Warrants.

1.	NAMES OF REPORTING PERSONS

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,744,679 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,744,679 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,744,679 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 2,492,892 Shares issuable upon conversion of the Convertible Notes and 251,787 Shares issuable upon exercise of the Debt Warrants.

1.	NAMES OF REPORTING PERSONS

Lugard Road Capital Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

896,491 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

896,491 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

896,491 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

PN
(1) Includes 814,252 Shares issuable upon conversion of the Convertible Notes and 82,239 Shares issuable upon exercise of the Debt Warrants.

1.	NAMES OF REPORTING PERSONS

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,319,210 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,319,210 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,319,210 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 3,922,985 Shares issuable upon conversion of the Convertible Notes and 396,225 Shares issuable upon exercise of the Debt Warrants.

(1)
1.	NAMES OF REPORTING PERSONS

Lugard Road Capital GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

896,491 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

896,491 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

896,491 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 814,252 Shares issuable upon conversion of the Convertible Notes and 82,239 Shares issuable upon exercise of the Debt Warrants.

1.	NAMES OF REPORTING PERSONS

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,215,702 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,215,702 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,215,702 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 4,737,238 Shares issuable upon conversion of the Convertible Notes and 478,464 Shares issuable upon exercise of the Debt Warrants.

1.	NAMES OF REPORTING PERSONS

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,215,702 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,215,702 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,215,702 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 4,737,238 Shares issuable upon conversion of the Convertible Notes and 478,464 Shares issuable upon exercise of the Debt Warrants.

1.	NAMES OF REPORTING PERSONS

Jonathan Green

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

896,491 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

896,491 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

896,491 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

IN

(1) Includes 814,252 Shares issuable upon conversion of the Convertible Notes and 82,239 Shares issuable upon exercise of the Debt Warrants.

1.	NAMES OF REPORTING PERSONS

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,215,702 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,215,702 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,215,702 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%

14.	TYPE OF REPORTING PERSON

IN

(1) Includes 4,737,238 Shares issuable upon conversion of the Convertible Notes and 478,464 Shares issuable upon exercise of the Debt Warrants.

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned on November 27, 2018, as previously amended by Amendment No. 1 (“Amendment No.1” and together, the “Schedule 13D”).  This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein.  Except as set forth herein, the Schedule 13D is unmodified.

Item 2.  Identity and Background.
(a) This statement is filed by Luxor Capital Partners, LP, a Delaware limited partnership (the “Onshore Fund”), Luxor Wavefront, LP, a Delaware limited partnership (the “Wavefront Fund”), Luxor Gibraltar, LP – Series I, a series of a Delaware series limited partnership (the “Gibraltar Fund”), Luxor Capital Partners Offshore Master Fund, LP, a Cayman Islands limited partnership (the “Offshore Master Fund”), Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company (the “Offshore Feeder Fund”), Lugard Road Capital Master Fund, LP, a Cayman Islands limited partnership (the “Lugard Master Fund” and, collectively with the Onshore Fund, the Wavefront Fund, the Gibraltar Fund, the Offshore Master Fund and the Offshore Feeder Fund, the “Luxor Funds”), LCG Holdings, LLC, a Delaware limited liability company (“LCG Holdings”), Lugard Road Capital GP, LLC, a Delaware limited liability company (“Lugard GP”), Luxor Capital Group, LP, a Delaware limited partnership (“Luxor Capital Group”), Luxor Management, LLC, a Delaware limited liability company (“Luxor Management”), Jonathan Green and Christian Leone.
Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund.  By virtue of this relationship, the Offshore Feeder Fund may be deemed to beneficially own the Shares owned directly by the Offshore Master Fund.
LCG Holdings is the general partner of the Onshore Fund, the Wavefront Fund, the Gibraltar Fund and the Offshore Master Fund. By virtue of these relationships, LCG Holdings may be deemed to beneficially own the Shares owned directly by the Onshore Fund, the Wavefront Fund, the Gibraltar Fund and the Offshore Master Fund.
Lugard GP is the general partner of the Lugard Master Fund. By virtue of this relationship, Lugard GP may be deemed to beneficially own the Shares owned directly by the Lugard Master Fund.
Each of Messrs. Leone and Green is a managing member of Lugard GP and, accordingly, may be deemed to beneficially own the Shares owned directly by the Lugard Master Fund.
Luxor Capital Group acts as the investment manager of the Luxor Funds.  Luxor Management is the general partner of Luxor Capital Group.  Mr. Leone is the managing member of each of LCG Holdings and Luxor Management.  By virtue of these relationships, each of Luxor Capital Group, Luxor Management and Mr. Leone may be deemed to beneficially own the Shares owned directly by the Onshore Fund, the Wavefront Fund, the Gibraltar Fund, the Lugard Master Fund and the Offshore Master Fund.
Set forth on Schedule A attached hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of the Offshore Feeder Fund.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
(b) The business address of each of the Onshore Fund, the Wavefront Fund, the Gibraltar Fund, Luxor Capital Group, Luxor Management, Lugard GP, LCG Holdings, Mr. Green and Mr. Leone is 1114 Avenue of the Americas, 28th Floor, New York, NY 10036.  The business address of each of the Offshore Master Fund, the Offshore Feeder Fund and the Lugard Master Fund is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(c) The principal business of each of the Luxor Funds is that of a private investment fund engaged in the purchase and sale of securities for its own account.  The principal business of Luxor Capital Group is providing investment management services.  The principal business of Luxor Management is serving as the general partner of Luxor Capital Group.  The principal business of Lugard GP is serving as the general partner of the Lugard Master Fund.  The principal business of LCG Holdings is serving as the general partner of the Onshore Fund, the Wavefront Fund, the Gibraltar Fund and the Offshore Master Fund.  Mr. Green’s principal occupation is serving as a managing member of Lugard GP and an employee of Luxor Capital Group.  Mr. Leone’s principal occupation is serving as the managing member of each of Luxor Management and LCG Holdings and as a managing member of Lugard GP.

(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the Offshore Master Fund, the Offshore Feeder Fund and the Lugard Master Fund is organized under the laws of the Cayman Islands.  Each of the Onshore Fund, the Wavefront Fund, the Gibraltar Fund, Lugard GP, LCG Holdings, Luxor Capital Group and Luxor Management is organized under the laws of the State of Delaware.  Each of Messrs. Green and Leone is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
The Reporting Persons obtained the Debt Warrants (as defined in Item 4 of this Schedule 13D) in connection with the Luxor Funds entering into the Debt Facility (as defined in Item 4 of this Schedule 13D).  The Reporting Persons paid a total of $1,235,445 for the Debt Warrants currently owned by them.  The Reporting Persons obtained the Convertible Notes (as defined in Item 4 of this Schedule 13D) in connection with the Luxor Funds entering into the Convertible Notes Agreement (as defined in Item 4 of this Schedule 13D).  The Reporting Persons paid a total of $49,491,530 for the Convertible Notes currently owned by them.
The funds used to purchase these securities were obtained from the general working capital of the Onshore Fund, the Wavefront Fund, the Gibraltar Fund, the Offshore Master Fund and the Lugard Master Fund and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.  See Item 4 of this Schedule 13D.
Item 5.  Interest in Securities of the Issuer.
(a) The Onshore Fund may be deemed to beneficially own 1,266,805 Shares (consisting of 1,150,596 Shares issuable upon conversion of the Convertible Notes and 116,209 Shares issuable upon exercise of the Debt Warrants), constituting approximately 1.0% of outstanding Shares.
The Offshore Master Fund may be deemed to beneficially own 2,744,679 Shares (consisting of 2,492,892 Shares issuable upon conversion of the Convertible Notes and 251,787 Shares issuable upon exercise of the Debt Warrants), constituting approximately 2.2% of outstanding Shares.  The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to beneficially own the 2,744,679 Shares beneficially owned by the Offshore Master Fund, constituting approximately 2.2% of the outstanding Shares.
The Lugard Master Fund may be deemed to beneficially own 896,491 Shares (consisting of 814,252 Shares issuable upon conversion of the Convertible Notes and 82,239 Shares issuable upon exercise of the Debt Warrants), constituting less than 1% of outstanding Shares.  Lugard GP, as the general partner of the Lugard Master Fund, may be deemed to beneficially own the 896,491 Shares beneficially owned in the aggregate by the Lugard Master Fund, constituting less than 1% of the outstanding Shares.  Mr. Green, as a managing member of the Lugard GP, may be deemed to beneficially own the 896,491 Shares owned by Lugard GP, constituting less than 1% of the outstanding Shares.
The Wavefront Fund may be deemed to beneficially own 266,001 Shares (consisting of 241,602 Shares issuable upon conversion of the Convertible Notes and 24,399 Shares issuable upon exercise of the Debt Warrants), constituting less than 1% of the outstanding Shares.

The Gibraltar Fund may be deemed to beneficially own 41,725 Shares (consisting of 37,895 Shares issuable upon conversion of the Convertible Notes and 3,830 Shares issuable upon exercise of the Debt Warrants), constituting less than 1% of the outstanding Shares.
LCG Holdings, as the general partner of the Onshore Fund, the Wavefront Fund, the Gibraltar Fund and the Offshore Master Fund, may be deemed to beneficially own the 4,319,210 Shares beneficially owned in the aggregate by the Onshore Fund, the Wavefront Fund, the Gibraltar Fund and the Offshore Master Fund, constituting approximately 3.5% of the outstanding Shares.
Luxor Capital Group, as the investment manager of the Luxor Funds, may be deemed to beneficially own the 5,215,702 Shares owned in the aggregate by the Luxor Funds, constituting approximately 4.3% of the outstanding Shares.  Luxor Management, as the general partner of Luxor Capital Group, may be deemed to beneficially own the 5,215,702 Shares beneficially owned by Luxor Capital Group, constituting approximately 4.3% of the outstanding Shares.  Mr. Leone, as the managing member of Luxor Management, may be deemed to beneficially own the  5,215,702 Shares owned by Luxor Management, constituting approximately 4.3% of the outstanding Shares.
The percentage ownership amounts set forth herein are based on a total of 122,509,152 outstanding Shares, comprised of 117,293,450 Shares as reported on the Issuer’s Prospectus Rule 424(B)(3) filed on August 19, 2021, plus 5,215,702 Shares underlying the Convertible Notes and the Debt Warrants.
(c) The transactions effected by the Reporting Persons since the filing of Amendment No. 1 are set forth on Schedule B attached hereto.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e) As of September 9, 2021, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares.
Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
See Items 4 and 5(a) of this Schedule 13D.
As described in Item 4 of this Schedule 13D, Jonathan Green will serve on the board of directors of the Issuer.  As a result, Mr. Green intends to take an active role in working with the Issuer's management on operational, financial and strategic initiatives.
The Luxor Funds entered into a registration rights agreement with the Issuer pursuant to which they received certain registration rights with respect to the Debt Warrants, the Shares issuable upon exercise of the Debt Warrants and the Shares issuable upon conversion of the Convertibles Notes held by the Luxor Funds.  This registration rights agreement is incorporated herein by reference to the Form 8-K (File No. 001-37788) filed by the Issuer on November 21, 2018 (the "November 2018 8-K").
The Luxor Funds also entered into a letter agreement with the Issuer providing for an exchange of their Convertible Notes for new notes and the registration for resale of such new notes under certain circumstances set forth in such letter agreement.  This letter agreement is incorporated herein by reference to the November 2018 8-K.
On November 26, 2018, certain of the Reporting Persons entered into a Joint Filing Agreement (the “Initial Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Initial Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference
On September 9, 2021, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.3 hereto and is incorporated herein by reference.
Certain of the Reporting Persons entered into the Conversion Agreement with the Issuer dated as of May 1, 2020.  The Conversion Agreement is incorporated herein by reference to the Form 8-K (File No. 001-37788) filed by the Issuer on May 7, 2020.
Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.
Item 7.  Material to be Filed as Exhibits.
99.3 Joint Filing Agreement.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	September 9, 2021
LUXOR CAPITAL PARTNERS, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR WAVEFRONT, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR GIBRALTAR, LP, on behalf of itself and Luxor Gibraltar, LP – Series I

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUGARD ROAD CAPITAL MASTER FUND, LP

By:	Lugard Road Capital GP, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL GROUP, LP

By:	Luxor Management, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LCG HOLDINGS, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUGARD ROAD CAPITAL GP, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR MANAGEMENT, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Jonathan Green

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Christian Leone

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
1.	Don Seymour DMS House, P.O. Box 2587 20 Genesis Close George Town Grand Cayman, KY1-1103 Cayman Islands
Mr. Seymour is an employee of DMS Management Ltd., a company that provides administrative services to Cayman Islands private investment companies.

2.	T. Glenn Mitchell Maples Fiduciary Services PO Box 1093, Boundary Hall Cricket Square Grand Cayman KY1-1102 Cayman Islands
Mr. Mitchell is an employee of Maples Fiduciary Services, a division of the MaplesFS group.  MaplesFS offers a comprehensive range of fiduciary and administration services to finance vehicles and investment funds.

3. Christian Leone (See Item 2)

SCHEDULE B
TRANSACTIONS IN THE SECURITIES OF THE ISSUER EFFECTED BY THE REPORTING PERSONS SINCE THE FILING OF AMENDMENT NO. 1

Class of Security	Amount of Securities Purchased/(Sold)	Price ($)	Date of Transactions

LUXOR CAPITAL PARTNERS, LP

Common Stock	(300,758.0)	$1.208	9/7/2021
Common Stock	(7,666.0)	$1.255	9/7/2021
Common Stock	(28,189.0)	$1.189	9/7/2021
Common Stock	(5,115.0)	$1.255	9/7/2021
Common Stock	(28,928.0)	$1.192	9/7/2021
Common Stock	(25.0)	$1.095	9/8/2021
Common Stock	(400,835.0)	$1.101	9/8/2021
Common Stock	(120,449.0)	$1.0839	9/9/2021
Common Stock	(1,591,545.0)	$1.0000	9/9/2021
LUXOR WAVEFRONT, LP
Common Stock	(62,691.0)	$1.2076	9/7/2021
Common Stock	(1,598.0)	$1.2550	9/7/2021
Common Stock	(5,876.0)	$1.1891	9/7/2021
Common Stock	(1,066.0)	$1.2553	9/7/2021
Common Stock	(6,030.0)	$1.1916	9/7/2021
Common Stock	(5.0)	$1.0950	9/8/2021
Common Stock	(83,552.0)	$1.1005	9/8/2021
Common Stock	(25,107.0)	$1.0839	9/9/2021
Common Stock	(331,869.0)	$1.0000	9/9/2021
LUXOR GIBRALTAR , LP – SERIES I
Common Stock	(9,840.0)	$1.2076	9/7/2021
Common Stock	(251.0)	$1.2550	9/7/2021
Common Stock	(922.0)	$1.1891	9/7/2021
Common Stock	(168.0)	$1.2553	9/7/2021
Common Stock	(946.0)	$1.1916	9/8/2021
Common Stock	(1.0)	$1.0950	9/8/2021
Common Stock	(13,114.0)	$1.1005	9/8/2021
Common Stock	(3,941.0)	$1.0839	9/9/2021
Common Stock	(52,090.0)	$1.0000	9/9/2021
LUGARD ROAD CAPITAL MASTER FUND, LP

Common Stock	(627,486.0)	$1.208	9/7/2021
Common Stock	(15,994.0)	$1.255	9/7/2021
Common Stock	(58,813.0)	$1.189	9/7/2021
Common Stock	(10,672.0)	$1.255	9/7/2021
Common Stock	(60,354.0)	$1.192	9/7/2021
Common Stock	(52.0)	$1.095	9/8/2021
Common Stock	(836,282.0)	$1.101	9/8/2021
Common Stock	(251,300.0)	$1.0839	9/9/2021
Common Stock	(3,483,941.0)	$1.0000	9/9/2021

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP
Common Stock	(211,491.0)	$1.2076	9/7/2021
Common Stock	(5,391.0)	$1.2550	9/7/2021
Common Stock	(19,823.0)	$1.1891	9/7/2021
Common Stock	(3,597.0)	$1.2553	9/7/2021
Common Stock	(20,342.0)	$1.1916	9/7/2021
Common Stock	(17.0)	$1.0950	9/8/2021
Common Stock	(281,865.0)	$1.1005	9/8/2021
Common Stock	(84,700.0)	$1.0839	9/9/2021
Common Stock	(1,118,860.0)	$1.0000	9/9/2021

EXHIBIT 99.3
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.0001 per share, of Waitr Holdings Inc. dated as of September 9, 2021, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated:	September 9, 2021
LUXOR CAPITAL PARTNERS, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR WAVEFRONT, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR GIBRALTAR, LP, on behalf of itself and Luxor Gibraltar, LP – Series I

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUGARD ROAD CAPITAL MASTER FUND, LP

By:	Lugard Road Capital GP, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL GROUP, LP

By:	Luxor Management, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LCG HOLDINGS, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUGARD ROAD CAPITAL GP, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR MANAGEMENT, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Jonathan Green

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Christian Leone